Exhibit (k)(4)

FORM OF EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT effective as of the [ ]th day of [ ] 2025 by and among Aether Infrastructure & Natural Resources Fund, a Delaware statutory trust (the "Fund") and Aether Investment Partners, LLC, a Delaware limited liability company (the "Investment Manager").

WITNESSETH:

WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated [ ], 2025 (the "Investment Management Agreement");

NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.            Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund's Prospectus as currently in effect.

2.            The Investment Manager agrees with the Fund to limit the amount of the Fund's aggregate ordinary operating expenses, excluding certain Specified Expenses listed below, borne by the Fund to an amount not to exceed 1.00% of the average daily net assets for any class of the Fund (the "Expense Limit"). "Specified Expenses" excluded from the Expense Limit include: (i) the investment management fee; (ii) all fees and expenses of investments in which the Fund invests (including the underlying fees, expenses and incentive allocations of the investments); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition, monitoring and disposition of investments (including broken-deal expenses); (iv) interest payments incurred on borrowings by the Fund; (v) fees and expenses incurred in connection with a line of credit or other credit facility, if any, obtained by the Fund; (vi) distribution and/or shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses, including those incurred in connection with any merger or reorganization. If the Fund's aggregate ordinary operating expenses, exclusive of the Specified Expenses, in respect of any class for any day, exceed the Expense Limit, the Investment Manager will waive its Investment Management Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Investment Manager may also directly pay expenses on behalf of the Fund and waive reimbursement under this Agreement.

3.            This Agreement may not be terminated by the Fund or the Investment Manager until the earlier of the first twelve months of the Fund's operations or the Fund's net assets reaching $150 million. This Agreement will automatically renew for consecutive one-year terms thereafter. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days' written notice to the other party.

4.            To the extent that the Investment Manager waives its Investment Management Fee, reimburses expenses to the Fund or pays expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the date on which such fees and expenses were waived, reimbursed, or paid, even if such recoupment occurs after the termination of this Agreement. However, the Investment Manager may only recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund's expense ratio (after recoupment) to exceed the lesser of (i) the Expense Limit in effect at the time of the waiver and (ii) the Expense Limit in effect at the time of the recoupment.

5.            This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the "Investment Company Act"). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

6.            This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

AETHER INFRASTRUCTURE & NATURAL RESOURCES FUND

By:
Title:

AETHER INVESTMENT PARTNERS, LLC.:

By:	Sean Goodrich
Title:	Managing Director

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